

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Joshua Riggs
President and Chief Executive Officer
Oncocyte Corporation
15 Cushing
Irvine, CA 92618

Re: Oncocyte Corporation
 Registration Statement on Form S-1
 Filed March 28, 2025
 File No. 333-286251

Dear Joshua Riggs:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Greg Kramer, Esq.